UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For Month of December 2011

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On December 27, 2011, Origin Agritech Limited (the “Company”) dismissed its principal independent accountant, BDO Limited (“BDO Hong Kong”) from its engagement with the Company, which was effective immediately.

BDO Hong Kong was the principal independent accountants of the Company and reported on the financial statements for the fiscal years ended September 30, 2009 and 2010. There were no disagreements between the Company and BDO Hong Kong on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended September 30, 2010, and subsequently up to the date of dismissal which disagreements that, if not resolved to BDO Hong Kong’s satisfaction, would have caused BDO Hong Kong to make reference to the subject matter of the disagreement in connection with its report issued in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended September 30, 2010 and subsequently up to the date of dismissal.

BDO Hong Kong’s audit reports on financial statements for the fiscal years ended September 30, 2009 and September 30, 2010 of the Company contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided BDO Hong Kong with a copy of this disclosure before its filing with the Securities and Exchange Commission (the “SEC”), providing BDO Hong Kong with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the disclosures made in the filing.  A letter from BDO Hong Kong dated December 27, 2011 is attached hereto as an Exhibit to this filing.

On December 27, 2011, the Company engaged BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) to serve as its independent auditor, effective immediately.  The decision to engage BDO China as the Company’s principal independent accountant was appointed by the Audit Committee of the Company on December 27, 2011. BDO Hong Kong and BDO China are members of BDO International Limited and form part of the international BDO network of independent member firms. The Company believes the transition from BDO Hong Kong to BDO China will be smooth and does not have any adverse effects on the Company’s annual audit. During the two most recent fiscal years ended September 30, 2009 and 2010 and through December 27, 2011, neither the Company nor anyone acting on its behalf consulted with BDO China regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that BDO China concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIGIN AGRITECH LIMITED

		By:	/s/ Dr. Gengchen Han
		Name:	Dr. Gengchen Han
		Title:	Chairman, President and CEO

Dated:	December 27, 2011

EXHIBITS

Exhibit Number	Description

15.1	Letter from BDO Limited dated December 27, 2011

4